

Mail Stop 3561

April 29, 2009

Jonathan W. L. So
Chief Executive Officer
China Shoe Holdings, Inc.
488 Wai Qingsong Road,
Waigang, Jiading District, Shanghai
Peaople's Republic of China 201800

Re: China Shoe Holdings, Inc.
Item 4.01 Form 8-K
Filed April 7, 2009
File No. 333-139910

Dear Mr. So:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                                Sincerely,

                                Ryan C. Milne
                                Accounting Branch Chief

cc: Richard A. Friedman, Esq.
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725